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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

iPass Inc.
(Name of Issuer)
Shares of Common Stock, $0.001 par value per share
(Title of Class of Securities)
46261V108
(CUSIP Number)
Neil Weiner
Foxhill Capital Partners, LLC
502 Carnegie Center, Suite 104
Princeton, New Jersey 08540
(609) 720-1700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 18, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	46261V108

1	NAMES OF REPORTING PERSONS Foxhill Opportunity Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		3,712,048

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,712,048

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,712,048

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	46261V108

1	NAMES OF REPORTING PERSONS Foxhill Opportunity Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		3,712,048

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,712,048

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,712,048

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	46261V108

1	NAMES OF REPORTING PERSONS Foxhill Opportunity Offshore Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		3,712,048

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,712,048

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,712,048

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	46261V108

1	NAMES OF REPORTING PERSONS Foxhill Capital (GP), LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		3,712,048

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,712,048

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,712,048

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	6261V108

1	NAMES OF REPORTING PERSONS Foxhill Capital Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		3,844,021

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,844,021

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,844,021

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA, OO

CUSIP No.	46261V108

1	NAMES OF REPORTING PERSONS Neil Weiner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		3,844,021

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,844,021

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,844,021

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

This Amendment No. 1 (“Amendment”) to Schedule 13D, relating to the common stock, par value $0.001 per share (the “Common Stock”), of iPass Inc., a Delaware corporation (the “Issuer”), is being filed with the Securities and Exchange Commission by and on behalf of (i) Foxhill Opportunity Master Fund, L.P. (“Foxhill Master Fund”), (ii) Foxhill Opportunity Fund, L.P. (“Foxhill Opportunity”) and Foxhill Opportunity Offshore Fund, Ltd. (“Foxhill Offshore”), each as a general partner of Foxhill Master Fund, (iii) Foxhill Capital (GP), LLC (“Foxhill GP”), as general partner to Foxhill Opportunity, (iv) Foxhill Capital Partners, LLC (“Foxhill Capital”), as investment manager of each of Foxhill Opportunity, Foxhill Offshore, Foxhill Master Fund and a third-party managed account (the “Managed Account”), and (v) Neil Weiner, as the managing member of each of Foxhill Capital and Foxhill GP (the persons mentioned in (i), (ii) (iii), (iv) and (v) are referred to as the “Reporting Persons”). This Amendment modifies the original Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission on July 21, 2008.
This Amendment is filed on behalf of the Reporting Persons to amend Items 3, 4, and 5 of the Schedule 13D as follows:
Item 3. Source and Amount of Funds
Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:
The net investment costs (including commissions, if any) of the shares of Common Stock purchased by the Reporting Persons is approximately $11,630,789. Currently, all shares of Common Stock are held by Foxhill Master Fund and the Managed Account. The source of these funds was the working capital of Foxhill Master Fund and the Managed Account.
Item 4. Purpose of the Transaction
Item 4 of the Schedule 13D is hereby amended by adding the following:
On September 18, 2008, Mr. Weiner sent a letter to Allan R. Spies, the Lead Independent Director of the Company, describing shareholder displeasure with the Company’s Board of Directors evidenced by the significant number of shareholders that withheld their vote for two of the Company’s independent directors at the Company’s annual stockholders’ meeting. In the letter, Mr. Weiner also reiterated his demand that the Company commence a sale process immediately. A copy of the letter is attached as Exhibit 3 to this Statement and incorporated herein by reference.
Item 5. Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a) (i) Foxhill Master Fund beneficially owns 3,712,048 shares of Common Stock of the Issuer, which represents 5.9% of the Issuer’s outstanding shares of Common Stock, which percentage is based upon the 62,736,284 shares of Common Stock issued and outstanding as of July 31, 2008 as reported in a Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 11, 2008 (the “Issued and Outstanding Shares”).

(ii) Each of Foxhill Opportunity and Foxhill Offshore, as the general partners of Foxhill Master Fund, may be deemed to beneficially own the 3,712,048 shares of Common Stock owned by Foxhill Master Fund, which represents 5.9% of the Issued and Outstanding Shares.
(iii) Foxhill GP, as the general partner of Foxhill Opportunity, may be deemed to beneficially own the 3,712,048 shares of Common Stock owned by Foxhill Master Fund, representing approximately 5.9% of the Issued and Outstanding Shares.
(iv) Foxhill Capital, as the investment manager of Foxhill Opportunity, Foxhill Offshore, Foxhill Master Fund and the Managed Account, may be deemed to beneficially own the 3,844,021 shares of Common Stock owned by Foxhill Master Fund and the Managed Account, which represents 6.1% of the Issued and Outstanding Shares.
(v) Neil Weiner, as the managing member of Foxhill GP and Foxhill Capital, may be deemed to beneficially own the 3,844,021 shares of Common Stock owned by Foxhill Master Fund and the Managed Account, representing approximately 6.1% of the Issued and Outstanding Shares.
(b) Each of the Reporting Persons may be deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by such person by virtue of their respective positions as described in paragraph (a). Each of the Reporting Persons may be deemed to have sole voting and dispositive power with respect to the shares each reports as beneficially owned by such person, regardless of the fact that multiple Reporting Persons within the same chain of ownership report sole voting and dispositive power with respect to such shares. Each such Reporting Person reports sole voting and dispositive power with respect to such shares based on such person’s relationship to the other Reporting Persons within the same chain of ownership. Except to the extent expressly stated herein, each Reporting Person disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Person.
(c) Transactions in the Issuer’s securities by the Reporting Persons during the last sixty days are listed in Annex A attached hereto.
(d) Not Applicable.
(e) Not Applicable.
Item 7. Material to be Filed as Exhibits
Item 7 of the Statement is hereby amended is hereby amended by adding the following:

Exhibit 3.	Letter dated September 18, 2008 to the Lead Independent Director of iPass Inc.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 18, 2008	FOXHILL OPPORTUNITY MASTER FUND, L.P.
	By:	/s/ Neil Weiner
		Name:	Neil Weiner
		Title:	Authorized Person

FOXHILL OPPORTUNITY FUND, L.P.
By:	FOXHILL CAPITAL (GP), LLC, general partner

By:	/s/ Neil Weiner
	Name:	Neil Weiner
	Title:	Managing Member

FOXHILL OPPORTUNITY OFFSHORE FUND, LTD.
By:	/s/ Neil Weiner
	Name:	Neil Weiner
	Title:	Director

FOXHILL CAPITAL (GP), LLC
By:	/s/ Neil Weiner
	Name:	Neil Weiner
	Title:	Managing Member

FOXHILL CAPITAL PARTNERS, LLC
By:	/s/ Neil Weiner
	Name:	Neil Weiner
	Title:	Managing Member

/s/ Neil Weiner
Neil Weiner

ANNEX A

Transaction			Number of	Price Per
Date	Account	Buy/(Sell)	Shares	Share (US $)
7/23/2008	Foxhill Master Fund	BUY	100,000	1.9000
7/29/2008	Foxhill Master Fund	BUY	10,000	1.8704
7/31/2008	Foxhill Master Fund	BUY	20,000	1.9126
8/8/2008	Foxhill Master Fund	BUY	10,000	1.9440
9/12/2008	Managed Account	BUY	15,000	1.8957
9/12/2008	Managed Account	BUY	110,500	1.9000
9/15/2008	Managed Account	BUY	1,473	1.8439
9/17/2008	Managed Account	BUY	5,000	1.8998
All transactions were effectuated in the open market through a broker.

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 3	Letter dated September 18, 2008 to the Lead Independent Director of iPass Inc.